Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: April 9, 2013

News Release

Investor Contacts Office Depot Rich Leland 561 438 3796 richard.leland@officedepot.com	Media Contacts Office Depot Brian Levine 561 438 2895 brian.levine@officedepot.com

OfficeMax Mike Steele 630 864 6826* michaelsteele@officemax.com	OfficeMax Julie Treon 630 864 6155 julietreon@officemax.com

For Immediate Release: April 9, 2013

OFFICEMAX AND OFFICE DEPOT PROVIDE MERGER UPDATE AND MAKE KEY REGULATORY FILING

Announce CEO Selection Committee and Launch Integration Planning Process

Share Progress in Key Regulatory Milestones

Naperville, Ill. and Boca Raton, Fla. – OfficeMax Incorporated (NYSE:OMX) and Office Depot, Inc. (NYSE:ODP) today provided several key updates to their planned merger, including the announcement of the committee members tasked with overseeing the process to select a CEO for the combined company and selection of the executives who will help to manage the integration planning process.

Office Depot Board Member Nigel Travis, CEO of Dunkin’ Brands Group and President of Dunkin’ Donuts*, and OfficeMax Board Member Jim Marino, former President and CEO of Alberto Culver Company, will co-chair the selection committee. The other members are Office Depot directors Tom Colligan and Marty Evans; Rakesh Gangwal, Non-executive Chairman of the Board of OfficeMax; and OfficeMax director Francesca Ruiz de Luzuriaga.

The committee will oversee a comprehensive search process that will consider both incumbent CEOs – Neil Austrian, Chairman and CEO of Office Depot and Ravi Saligram, President and CEO of OfficeMax – as well as external candidates. The committee will proceed with the objective of selecting the CEO for the combined company at or prior to the closing of the transaction.

In addition, Office Depot and OfficeMax also today announced the selection of key executives from both companies who will oversee the integration planning process for the combined company.

Messrs. Saligram and Austrian will provide overall sponsorship and stewardship of the integration planning process. Together, they have appointed OfficeMax Executive Vice President, Chief Financial Officer and Chief Administrative Officer Bruce Besanko and Office Depot Executive Vice President and Chief Financial Officer Mike Newman to co-chair the integration planning process, with the shared objective of mutually developing an integration plan designed to ensure a smooth and productive transition and capture the projected $400-600 million in annual cost synergies by the third year following the transaction’s close.

*	Updated to reflect the correction of an earlier version of this news release.

“Today’s announcements mark a key milestone in our vision to help shareholders and customers of both companies realize the tremendous value inherent in our proposed combination,” said Austrian. “By bringing together several of our top executives and Board members to focus on the process of integrating our two great companies, we will build on our culture of collaboration as we move closer to successfully closing the transaction and better competing in this large and rapidly changing industry.”

“The formation of the CEO selection committee and launch of our integration planning process represent important steps forward in achieving our vision of an $18 billion global office solutions company,” said Saligram. “We are very pleased to have launched a comprehensive integration planning process and remain confident in the combined company’s ability to deliver the targeted cost synergies and to more rapidly scale key market innovations. Both companies also remain committed to working toward completion of the proposed combination by the end of calendar 2013.”

Office Depot today filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, which includes a joint proxy statement of OfficeMax and Office Depot and a prospectus of Office Depot. This filing provides important business and financial information about the companies, the proposed merger of equals and related matters.

As anticipated, the companies also confirmed that each company yesterday received a Request for Additional Information and Documentary Materials (“Second Request”) from the Federal Trade Commission (“FTC”) in connection with the proposed merger. A Second Request extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, during which the parties may not close the transaction until 30 days after OfficeMax and Office Depot have substantially complied with the Second Request (or the waiting period is otherwise terminated by the FTC). Office Depot and OfficeMax expect to respond promptly to the Second Request.

The companies remain optimistic about the regulatory process and will continue to work cooperatively with the FTC as it conducts its review of the proposed combination.

Transaction Details

On February 20, 2013, OfficeMax and Office Depot announced their entry into an agreement to combine their companies in a merger of equals aimed at building a stronger, more efficient competitor able to meet the growing challenges of a rapidly changing industry. The merger process is ongoing, and, as was stated in the February announcement, the transaction is expected to close by the end of calendar year 2013, subject to stockholder approval from both companies, the receipt of regulatory approvals and the satisfaction of other customary closing conditions.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. OfficeMax and Office Depot plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-7878.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.

About OfficeMax

OfficeMax Incorporated (NYSE: OMX) is a leader in integrating products, solutions and services for the workplace, whether for business or at home. The OfficeMax mission is simple: We provide workplace innovation that enables our customers to work better. The company provides office supplies and paper, in-store print and document services through OfficeMax ImPress®, technology products and solutions, and furniture to businesses and consumers. OfficeMax customers are served by approximately 29,000 associates through e-commerce, more than 900 stores, direct sales and catalogs. OfficeMax has been named one of the 2013 World’s Most Ethical Companies, and is the only company in the office supply industry to receive Ethics Inside® Certification by the Ethisphere Institute. To find the nearest OfficeMax, call 1-877-OFFICEMAX. For more information, visit www.officemax.com.

About Office Depot

Office Depot provides office supplies and services through 1,629 worldwide retail stores, a field sales force, top-rated catalogs and global e-commerce operations. Office Depot has annual sales of approximately $10.7 billion, employs about 38,000 associates and serves customers in 59 countries around the world.

Office Depot’s common stock is listed on the New York Stock Exchange under the symbol ODP. Additional press information can be found at: http://news.officedepot.com.

All trademarks, service marks and trade names of Office Depot, Inc. and OfficeMax Incorporated used herein are trademarks or registered trademarks of Office Depot, Inc. and OfficeMax Incorporated, respectively. Any other product or company names mentioned herein are the trademarks of their respective owners.

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